UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026.

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Contents

Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) announced that, with respect to its long-term notes (certificados bursátiles de largo plazo) issued under ticker symbols “CEMEX 23-2L” for an aggregate principal amount of MXN $8,500,000,000 and “CEMEX 26” for an aggregate principal amount of MXN $5,500,000,000 (the “Certificados Bursatiles”), it successfully concluded the process with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) to formalize the release of Cemex Concretos, S.A. de C.V., Cemex Operaciones México, S.A. de C.V. and Cemex Innovation Holding Ltd. as guarantors of the Certificados Bursatiles. As a result, Cemex Corp. remains the sole guarantor of the Certificados Bursatiles.

With respect to the long-term notes (certificados bursátiles de largo plazo) issued under ticker symbol “CEMEX 23L” for an aggregate principal amount of MXN $3,000,000,000, the above described guarantor release process was not finalized because those long-term notes (certificados bursátiles de largo plazo) matured as scheduled and were repaid on October 1, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: October 6, 2026	By:	/s/ Jaime Martínez Merla
Name: Jaime Martínez Merla
Title: Chief Comptroller